

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 23, 2016

Blaine Redfern
Principal Executive Officer
Med Spa Vacations Inc.
745 Silver Street
La Jolla, CA 92037

**Re:     Med Spa Vacations Inc.**
**Registration Statement on Form S-1**
**Filed April 26, 2016**
**File No. 333-210922**

Dear Mr. Redfern:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Please disclose that you are a shell company as defined in Securities Act Rule 405. Please also revise the prospectus as necessary to disclose the implications of shell company status, including the unavailability of Rule 144 for resales.  We note in this regard that your assets consist solely of cash and it appears, based on the disclosure throughout your prospectus, that you have no or nominal operations.  To the extent you believe you are not a shell company, please provide an analysis in this regard.

Prospectus Cover Page

2.  Please refer to the first paragraph.  We note your disclosure that funds from this offering will be immediately available to you.  Please prominently state that you have not made any arrangements to place funds in an escrow, trust or similar account.  Refer to Item 501(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 5

3.  We note your disclosure in the third paragraph that you will require the funds from this offering in order to purchase multiple vehicles to grow your current operations.  Please clarify how the purchase of multiple vehicles supports your business plan to market health and wellness vacations or, alternatively, revise accordingly.

Risk Factors, page 7

We are dependent on outside financing for continuation of our operations, page 8

4.  We note your disclosure that you must raise minimum capital of $50,000 to commence operations for the next 12 months and for expenses related to maintaining your reporting obligations.  Please reconcile this disclosure with your disclosure in the Prospectus Summary section on page 5 where you disclose that you need $75,000 to develop your business for the next 12 months and a minimum of $20,000 to satisfy your reporting obligations for the next 12 months.  Please also revise the third risk factor on page 9 and the prospectus throughout accordingly.

Plan of Operations, page 25

5.  Please refer to the tenth paragraph.  We note your disclosure that "the cost of constructing [your] website and staging [your] marketing efforts will be $30,0000."  We note your Use of Proceeds section on page 17 allocates $30,000 to these items.  Please reconcile.

Cash Requirements, page 30

6.  Please explain the reference to "used car sales business" or revise accordingly.

7.  Please refer to the third paragraph.  We note your disclosure that you will require approximately $16,000, or approximately $1,300 per month, to continue operations.  We also note your disclosure throughout the prospectus that you will need a minimum of $20,000 to satisfy your reporting obligations for the next 12 months and minimum capital of $50,000 to commence operations.  Please reconcile.

Exhibit 99.1

8.  Refer to section 2.1.  The representation in section 2.1(C) is not appropriate for a public offering without restrictions as to the class of prospective investors.  The representations in section 2.1(E)-(F) that prospective investors have received or read the prospectus are not appropriate.  Please revise accordingly and refile the form of subscription agreement.

Age of Financial Statements

9.  Please refer to the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.  In this regard, in the next amendment, please include interim financial statements and related financial information such as, but not limited to, MD&A, for the three months ended March 31, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly A. Singleton at (202) 551-3328 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.  Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc:     James Parsons
        Parsons/Burnett/Bjordahl/Hume, LLP